SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Learn CW Investment Corp
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G54157105
(CUSIP Number)

Robert Hutter
c/o Learn CW Investment Corp
11755 Wilshire Blvd.
Suite 2320
Los Angeles, California 90025
(424) 324-2990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G54157105	Schedule 13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
CWAM LC Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G54157105	Schedule 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Robert Hutter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. G54157105	Schedule 13D	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
Adam Fisher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. G54157105	Schedule 13D	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS
Alan Howard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. G54157105	Schedule 13D	Page 6 of 8 Pages
Explanatory Note:  This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 25, 2021 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on October 27, 2023 (collectively, the “Schedule 13D”), with respect to the Issuer’s Class A Ordinary Shares.

Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the same meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the business combination agreement dated October 24, 2023 (the “Business Combination Agreement”), on October 2, 2024, the Issuer consummated its initial business combination with Innventure, Inc., f/k/a Learn SPAC HoldCo, Inc. (“Holdco”), with the Issuer surviving as a subsidiary of Holdco (the “Closing”).

At the Closing on October 2, 2024 (among other things):

(i).	An aggregate 750,000 Class B Ordinary Shares held by the Sponsor were forfeited for no further consideration, pursuant to the Sponsor Support Agreement (as defined herein); and

(ii).
An aggregate 4,880,000 Class B Ordinary Shares held by the Sponsor and an aggregate 770,000 Class A Ordinary Shares held by the Sponsor were automatically surrendered and cancelled and converted into the right to receive shares of Holdco’s common stock (“Holdco Common Stock”) on a one-for-one basis.

In addition, prior to the Closing, the Warrants held by the Sponsor to purchase an aggregate 7,531,000 Class A Ordinary Shares at $11.50 per share were automatically and irrevocably modified to provide that such Warrants no longer entitled the Sponsor to purchase 7,531,000 Class A Ordinary Shares and in substitution thereof such Warrants will entitle the Sponsor to acquire 7,531,000 shares of Holdco Common Stock at $11.50 per share.

As a result of the Closing, the Reporting Persons no longer beneficially own any securities of the Issuer, including Ordinary Shares Warrants.

Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(c) and (e) of the Schedule 13D is hereby restated in its entirety and further amended as follows:

(a)-(b) As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 0 Class A Ordinary Shares, representing 0.0% of the Class A Ordinary Shares outstanding.

(c) The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.  Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Ordinary Shares or Warrants during the past sixty days.

(e) As of October 2, 2024, each of the Reporting Persons ceased to beneficially own more than 5% of the Class A Ordinary Shares outstanding.

CUSIP No. G54157105	Schedule 13D	Page 7 of 8 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Issuer, Innventure LLC (“Innventure”) and the Sponsor entered into a sponsor support agreement dated October 24, 2023 (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor agreed (i) to vote in favor of the proposed transactions contemplated by the Business Combination Agreement, (ii) to appear at certain Learn CW shareholder meetings for purposes of constituting a quorum, (iii) to vote against any proposals that would materially impede the proposed transactions contemplated by the Business Combination Agreement, (iv) to waive any anti-dilution rights that would otherwise result in Class B Ordinary Shares held by the Sponsor converting into Holdco Common Stock on a greater than one-for-one basis in connection with the Transactions (as defined in the Sponsor Support Agreement) and the transactions contemplated by the Business Combination Agreement and (v) to forfeit 750,000 Class B Ordinary Shares and waive any anti-dilution adjustment to the conversion ratio of such shares resulting in such shares converting into Holdco Common Stock on a one-for-one basis, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Pursuant to the Sponsor Support Agreement, 344,902 of the 4,880,000 shares of Holdco Common Stock received by the Sponsor at the Closing in exchange for Sponsor’s Class B Ordinary Shares (the “Sponsor Earnout Shares”) are subject to vesting and forfeiture following the Closing.  The Sponsor Earnout Shares will vest upon the achievement of the Milestone Conditions (as defined in the Sponsor Support Agreement) concurrently with the vesting and issuance of the Company Earnout Shares (as defined in the Sponsor Support Agreement), and will also be deemed vested if, prior to the 7th anniversary of the Closing (the “Vesting Period”), there is (i) a Change of Control (as defined in the Business Combination Agreement) of Holdco or (ii) the volume-weighted average trading price of Holdco Common Stock exceeds $11.50 per share for at least twenty days in any immediately preceding thirty day period.  If the Sponsor Earnout Shares shall not have vested pursuant to the foregoing prior to the expiration of the Vesting Period, the Sponsor Earnout Shares shall be deemed forfeited by the Sponsor and be cancelled by Holdco for no further consideration.

The foregoing description of the Sponsor Support Agreement is not complete and is qualified by reference to the full text of the Sponsor Support Agreement, which is filed as Exhibit 99.9 to this Amendment No. 2 and is incorporated by reference herein.

Side Letter to the Sponsor Support Agreement

On September 24, 2024, the Issuer, Innventure, Holdco, LCW Merger Sub, Inc. and Innventure Merger Sub, LLC entered into a side letter to the Sponsor Support Agreement (the “SSA Side Letter”).  The SSA Side Letter waives and modifies certain provisions within the Sponsor Support Agreement, including (among others): (i) certain financings are to be considered “Additional Financings” (as defined within the Sponsor Support Agreement) under certain circumstances; and (ii) the Sponsor may assign all of its rights, title, interest and obligations under the Sponsor Support Agreement to the permitted transferee of its Subject Securities (as defined in the Sponsor Support Agreement ).

The foregoing description of the SSA Side Letter is not complete and is qualified by reference to the full text of the SSA Side Letter, which is filed as Exhibit 99.10 to this Amendment No. 2 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.9
Sponsor Support Agreement, dated October 24, 2023, by and between the Issuer, Innventure and the Sponsor (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the SEC on October 24, 2023).

Exhibit 99.10	SSA Side Letter, dated September 24, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the SEC on September 26, 2024).

CUSIP No. G54157105	Schedule 13D	Page 8 of 8 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2024
CWAM LC SPONSOR LLC

	By:	ABF Manager, LLC, its Manager

	By:	/s/ Adam Fisher
Name: Adam Fisher
Title: Sole Member of ABF Manager, LLC

ROBERT HUTTER

/s/ Robert Hutter

ADAM FISHER

/s/ Adam Fisher

ALAN HOWARD

/s/ Alan Howard